

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2021

Via E-mail
Mr. Blaine Davis
Chief Financial Officer
Protara Therapeutics, Inc.
345 Park Avenue South, Third Floor
New York, NY 10010

Re: Protara Therapeutics, Inc.
Form 10-Q for the quarterly period ended September 30, 2020
Exhibit No. 10.1 Amendment to the Agreement dated June 17th, 2019
Filed November 12, 2020
File No. 001-36694

Dear Mr. Davis:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance